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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------


                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                           (Name of Subject Company)

                         REEDY RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                            ------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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         This Amendment No. 1, which amends and supplements the Tender Offer
Statement on Schedule 14D-1 (the "Statement") originally filed with the Commission on October 30, 1997 by Reedy River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc. relating to the tender offer of the Purchaser to purchase up to 300,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties/2, at a purchase price of $40.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1997 and the related Assignment of Partnership Interest, is being filed in order to correct a clerical error on the signature page to the original Statement. Specifically, the original Statement inadvertently references IPLP Acquisition I LLC instead of Reedy River Properties, L.L.C. as one of the signatories to the Statement.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1997


                                              REEDY RIVER PROPERTIES, L.L.C.


                                              By: /s/ JEFFREY P. COHEN
                                                 -----------------------------
                                                  Jeffrey P. Cohen
                                                  Manager


                                              INSIGNIA PROPERTIES, L.P.

                                              By: Insignia Properties Trust,
                                                  its General Partner


                                              By: /s/ JEFFREY P. COHEN
                                                 -----------------------------
                                                  Jeffrey P. Cohen
                                                  Senior Vice President


                                              INSIGNIA PROPERTIES TRUST


                                              By: /s/ JEFFREY P. COHEN
                                                 -----------------------------
                                                  Jeffrey P. Cohen
                                                  Senior Vice President


                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By: /s/ FRANK M. GARRISON
                                                 -----------------------------
                                                  Frank M. Garrison
                                                  Executive Managing Director

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